Exhibit 99.1

ASX/Media Release

Immutep Reveals a New anti-LAG-3 Research Program

SYDNEY, AUSTRALIA – 8 June 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), the leading developer of LAG-3 related immunotherapy treatments for cancer and autoimmune disease, is pleased to provide an update on its preclinical development pipeline.

Under the collaboration project commenced in 2019 with Cardiff University, the Company has advanced the discovery and development of a new generation of small molecule anti-LAG-3 therapies. The ultimate aim of the project is to make an oral treatment available to cancer patients and at a lower cost compared with the current anti-LAG-3 antibodies being developed by several companies.

The project brings together Immutep’s deep experience in LAG-3 biology, with the expertise of Cardiff University Professors Andrew Godkin and Andrea Brancale. Prof Godkin is the University Theme Lead in Immunology in the College of Biomedical Life Sciences and Prof Brancale is Professor of Medicinal Chemistry at the School of Pharmacy and Pharmaceutical Sciences.

“Never has there been a more exciting time to explore new ideas to control the interaction between LAG-3 and MHC class II molecules, following the recent validation of LAG-3 by the pharma industry. We are excited to progress this project with the world leading scientists at Cardiff University and continue our work to develop novel LAG-3 therapeutics, especially as there are already some exciting early results from our joint efforts,” said Marc Voigt, Immutep CEO.

“We are delighted to collaborate with Immutep on this important project to develop a small molecule anti-LAG-3 treatment for cancer patients that could offer the convenience of a tablet or capsule, at a fraction of the cost of existing anti-LAG-3 candidates,” said Professor Andrew Godkin of Cardiff University.

Professor Andrea Brancale of Cardiff University also added: “Our collaboration with Immutep is a great opportunity to combine a diverse set of skills from multiple teams in what is an exciting area of research. Indeed, we think this cross-functional expertise in chemistry, biology and drug development positions the team very well for a successful collaboration.”

Under the Agreement, all intellectual property relating to lead compounds as well as derivatives thereof, will be jointly owned by Immutep and Cardiff University. Immutep will have exclusive rights to develop and commercialise the new molecules in the clinic according to pre-defined licensing terms. The Agreement builds on a Material Transfer Agreement signed by Immutep SAS and Cardiff University in 2015.

“Our collaboration with Cardiff University demonstrates our commitment to continually invest in R&D. We believe that the discoveries arising from this collaboration and our collaboration with Monash University may have a profound impact on the LAG-3 landscape, particularly in respect of the anti-LAG-3 therapies currently in late-stage development,” said Immutep‘s CSO and CMO, Dr Frederic Triebel.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

As announced on 31 August 2020, the Australian Research Council (ARC) awarded Immutep and research partner Monash University a grant under the ARC‘s Linkage Project scheme to support their research collaboration into LAG-3 for a further three years. Monash University’s research team for the project is led by Professor Jamie Rossjohn, an ARC Laureate Fellow at the Monash Biomedicine Discovery Institute and Professor in Structural Immunology at Cardiff University.

About Cardiff University

Cardiff University is a UK Russell Group University and was returned as one of the top five universities in the UK government’s last Research Exercise Framework. This collaborative project with Immutep is carried out in the School of Medicine and the School of Pharmacy in the College of Biomedical Life sciences. There is a strong interest in basic and translational biomedical science in the University, which sits well with this collaboration. Prof Andrea Brancale is an internationally recognized expert in medicinal chemistry, and Prof Andrew Godkin runs a laboratory in the Henry Wellcome Building, School of Medicine, focusing on basic and translational cancer immunology.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein, which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889